Due to conflicts with my prior and continued commitments I must resign from the Board of Directors of Med Direct Latino, and my position of Chairman. This resignation is effective at 11:59 pm on Saturday June 23. I therefor will not attend the emergency meeting of the Board on Monday June 25th. Perhaps your first order of business at that meeting is to elect a new Chairman. As you know, I will be out of the country from Monday June 26 through July 2 as previously scheduled and disclosed to the Board.

Because I was unable to reach Raymond Talarico this afternoon, I left a message with this information. I presume he will be in touch with you soon. I was able to reach Robb Webb, member of the Board, to inform him of my resignation.

I wish you well going forward.

/s/ Ruben J. King-Shaw Jr.
Ruben J. King-Shaw Jr.